BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27
NIRE 42.300.034.240

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), in accordance with Resolution CVM no. 44/2021, communicates to its shareholders and the market in general that, due to the resignation presented by Mr. Carlos Alberto Bezerra de Moura, the Board of Directors, in a meeting held on April 6th, 2022 has approved the appointment of Mr. Fabio Luis Mendes Mariano ("Fabio Mariano") as the Financial & Investor Relations Vice-President.

Mr. Fabio Mariano has been working at BRF for the last 14 years, occupying the positions of Latam Finance Director, General Manager of BRF Alimentos Calchaqui in Argentina and, more recently, Controller Executive Director at BRF. Fabio Mariano is graduated in Administration at Universidade Mackenzie with a post graduate degree at Mackenzie & FGV and Executive MBA at Pittsburgh University - Katz School of Business.

BRF also communicates the resignation of Mr. Sidney Rogério Manzaro as the Brazil's Vice-President Director, who will be substituted in his responsibilities by Mr. Manoel Reinaldo Manzano Martins Junior ("Manoel Martins") with the position of Brazil's Commercial Executive Director. Manoel Martins is graduated in Administration at PUC-SP, with a post graduate degree at ESPM and Executive MBA at FIA.

Mr. Manoel Martins has 23 years of professional experience in the commercial area, trade marketing/ merchandising, marketing, FP&A, and supply chain, working at BRF for 15 years. Mr. Manoel returned to the Company in 2018 as Commercial Senior Director.

Mr. Fabio Mariano and Mr. Manoel Martins movements reinforce the effectiveness of the Company's succession plan, allowing that experienced professionals with deep knowledge of the Company and its stakeholders assume leadership positions.

São Paulo, April 6 2022.

Lorival Nogueira Luz Jr.
Chief Executive Officer
BRF S.A.